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Filed by FTD.COM Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: FTD.COM Inc.

Commission File No.: 000-26779

        The following press release of FTD.COM was issued on April 23, 2002:

3113 Woodcreek Drive • Downers Grove, IL 60515 Main Phone: (630) 724-6200 • www.FTD.COM NASDAQ: EFTD

FOR MORE INFORMATION, CONTACT:

At FTD.COM PR:	At FTD.COM IR:	At Edelman IR:
Lisa Witek	Carrie Wolfe	Patrick Fitzgerald
Director of PR	Chief Financial Officer	Vice President, Investor Relations
(630) 719-6174	(630) 724-6512	(312) 240-2697
lwitek@ftdi.com	cwolfe@ftdi.com	patrick.fitzgerald@edelman.com

FTD.COM'S REVENUES GROW 35%

EPS of $0.10 vs. $0.05 in Previous Year Quarter, Excluding Merger-Related Expenses
Specialty Gift Sales Increase 142% Over Prior Fiscal Year Quarter

        DOWNERS GROVE, IL—April 23, 2002—FTD.COM (NASDAQ: EFTD), a leading Internet and telephone marketer of flowers and specialty gifts, today announced financial results for its fiscal year 2002 third quarter ended March 31, 2002. Gains in key operating metrics enabled FTD.COM to achieve strong revenue growth and profitability for the seventh consecutive quarter.

Fiscal 2002 Third Quarter Results

        Fiscal year 2002 third quarter revenues grew 35% to $48.9 million, compared to $36.1 million reported in the same quarter of the prior fiscal year. The increase in revenues was due principally to continued growth in order volume and average order value, led by the previously reported strong Valentine's Day holiday sales, increased orders attributable to the acquisition of National Flora, as well as the Easter holiday falling in the third quarter of fiscal year 2002 versus falling in the fourth quarter of fiscal year 2001.

        Third quarter fiscal 2002 net income was $4.7 million, or $0.10 per share, excluding $1.0 million of expenses related to the pending merger between FTD.COM and IOS Brands Corporation, compared to net income of $2.4 million, or $0.05 per share in the same quarter of the prior fiscal year. The improved operating results reported in the fiscal 2002 third quarter compared to the same period of the prior year were due to a combination of increased revenues and controlled costs.

        In the third quarter of fiscal 2002, orders totaled approximately 729,000, with an average order value of $61.59 per order, compared to approximately 536,000 orders in the same quarter of the prior fiscal year, with an average order value of $60.96 per order. Excluding orders attributable to the National Flora business, which FTD.COM acquired in the second quarter of fiscal 2002, Internet orders accounted for 88% of the order mix for the third quarter of fiscal 2002 compared to 86% in the prior fiscal year quarter. Including the National Flora business, which primarily generates orders from telephone sales, the order mix was 79% Internet for the third quarter of fiscal 2002.

        Specialty gift orders, a rapidly growing component of FTD.COM's product mix, increased 142% for the third quarter of fiscal 2002 compared to the prior year quarter. These orders comprised 16.8% of total orders for the third quarter of fiscal 2002 compared to 9.4% for the third quarter of the prior fiscal year.

        Gross profit for the third quarter of fiscal year 2002 was $13.9 million, reflecting a gross profit margin of 28.4%, compared to $10.0 million, or a gross profit margin of 27.8%, for the same quarter of the prior fiscal year. During the third quarter of fiscal year 2002, the Company adopted the requirements of EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"; and in accordance with the requirements of the EITF, the Company has reclassified certain current and prior year marketing expenses to costs of fulfillment and processing service. Excluding these reclassifications, the gross profit margin for the current year and prior year third quarters would have been 30.2% and 29.0%, respectively.

        Operating expenses were $9.4 million for the third quarter of fiscal 2002, excluding the previously discussed merger-related expenses, compared to $8.1 million for the same period of the prior fiscal year. Included in the fiscal 2002 third quarter operating expenses were marketing expenses of $4.5 million, or 9.2% of revenues, compared to marketing expenses of $3.6 million, or 10.1% of revenues, in the prior year quarter. FTD.COM also was able to reduce its marketing cost per order by 8.6% to $6.20 per order for the third quarter of fiscal 2002, from $6.78 per order for the same quarter of the prior fiscal year. The total number of FTD.COM customer accounts established at March 31, 2002 was 4.6 million, a 47% increase from 3.1 million customer accounts at March 31, 2001 and an 8.4% increase from 4.2 million customer accounts at December 31, 2001.

        Technology and general and administrative expenses were $4.9 million, or 9.9% of revenues, in the fiscal 2002 third quarter, excluding the previously discussed merger-related expenses, compared to $4.4 million, or 12.3% of revenues, in the fiscal 2001 third quarter.

President and CEO, Michael Soenen Comments:

        "This quarter, FTD.COM continued to deliver solid revenue growth, improved operating margins and its seventh consecutive quarter of profitability," said Michael Soenen, President and Chief Executive Officer of FTD.COM.

        "In addition, our specialty gift business continues to see tremendous growth and is becoming a larger contributor to total revenues."

        "With our historically largest revenue quarter ahead, which includes Administrative Professionals' Week, Mother's Day and Father's Day, our outlook remains positive. Additionally, FTD.COM will continue to pursue growth opportunities through partnerships, strategic alliances and acquisition candidates."

        Soenen concluded, "Our merger with FTD, the wholly owned subsidiary of IOS Brands Corporation continues to progress and we anticipate closing the transaction late in FTD.COM's fiscal 2002 fourth quarter. FTD.COM anticipates that IOS Brands will be filing its first amendment to the currently filed S-4, in addition to its third quarter fiscal 2002 10-Q, in the coming weeks. This amendment will contain consolidated third quarter pro forma financial results for the nine months ended March 31, 2002."

Conference Call

        A conference call has been scheduled for April 23, 2002 at 9:00 a.m. CDT to review the results for the fiscal 2002 third quarter ended March 31, 2002. To listen to the call over the Internet, go to www.FTD.COM at least 15 minutes early to register, download and install any necessary audio software. To listen to the call over the phone, dial 888-265-5440. A replay of the call will be available until May 7, 2002 through www.FTD.COM or by dialing 800-642-1687 (conference ID# 3827651). The conference call contains time-sensitive information that is accurate only as of April 23, 2002, the date of the live broadcast. The call is the property of FTD.COM INC. Any redistribution, retransmission or rebroadcast of the conference call in any form without the express written consent of FTD.COM INC. is strictly prohibited.

About FTD.COM

        FTD.COM is a leading Internet and telephone marketer of flowers and specialty gifts. FTD.COM sells directly to consumers primarily through the www.FTD.COM Web site and the 1-800-SEND-FTD telephone number. Utilizing independent FTD florists who adhere to the highest quality and service standards, FTD.COM provides same-day delivery of floral orders to nearly 100% of U.S. households. FTD.COM offers more than 1,000 unique floral arrangements and specialty gifts for holiday and everyday occasions. Additional information about FTD.COM, including investor relations, is available at its Web site, www.FTD.COM.

Forward-Looking Statements

        This press release contains various "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding FTD.COM's outlook that is based on FTD.COM's current expectations, assumptions, estimates and projections about the Company and its industry. Investors are cautioned that actual results could differ from those anticipated by the forward-looking statements as a result of the success of FTD.COM's and its parent's marketing campaigns; FTD.COM's ability to retain customers and increase average order value; competition from existing and potential new competitors; levels of discretionary consumer purchases of flowers and specialty gifts; FTD.COM's ability to manage or reduce its level of expenses; FTD.COM's actual experience with respect to the National Flora business; actual growth rates for the markets in which FTD.COM competes compared with forecasted growth rates; FTD.COM's ability to increase capacity and introduce enhancements to its Web site; the Company's ability to integrate additional partners or acquisitions, if any are identified; and the existence of system failures. These factors, along with other potential risks and uncertainties, are discussed in IOS Brands Corporation's and FTD.COM's reports and other documents filed with the Securities and Exchange Commission (the "Commission").

Additional Information

        In connection with the proposed merger, IOS Brands Corporation filed with the Commission on March 22, 2002, a registration statement on Form S-4 that included the preliminary joint proxy statement of IOS Brands Corporation and FTD.COM INC. and prospectus of IOS Brands Corporation. Investors and security holders of IOS Brands Corporation and FTD.COM are urged to read the preliminary joint proxy statement/prospectus, which is available now, and the definitive joint proxy statement/prospectus, when it becomes available, because it contains and will contain important information regarding the merger and certain related transactions. Copies of the preliminary joint proxy statement/prospectus (and other documents filed by IOS Brands Corporation and FTD.COM, including the definitive joint proxy statement/prospectus, when it is available) may be obtained free of charge at the Commission's Web site at www.sec.gov. The definitive joint proxy statement/prospectus should be read carefully before making a decision concerning the merger and the related transactions described therein.

        In addition to the joint proxy statement/prospectus, both IOS Brands Corporation and FTD.COM file annual, quarterly and special reports, proxy statements, registration statements and other information with the Commission. You may read and copy any reports, statements or other information filed by IOS Brands Corporation or FTD.COM at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The filings of IOS Brands Corporation and FTD.COM with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at www.sec.gov.

Participants in Solicitation

        IOS Brands Corporation, FTD.COM, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of IOS Brands Corporation and FTD.COM with respect to the transactions contemplated by the merger agreement and described in the joint proxy statement/prospectus. A description of any interests that the directors and executive officers of IOS Brands Corporation and FTD.COM have in the proposed merger are set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive joint proxy statement/prospectus when it is filed with the Commission.

        This press release is not an offer to purchase shares of FTD.COM common stock, nor is it an offer to sell shares of IOS common stock that may be issued in the merger or otherwise. Any issuance of IOS common stock in the merger would have to be registered under the Securities Act of 1933, as amended, and such IOS common stock would be offered only by means of a prospectus complying with the Securities Act of 1933, as amended.

Financial tables follow...

FTD.COM INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2002	2001	2002	2001
	(In thousands, except per share data)
Revenues:
Order revenues and service fees, net of discounts	$44,876	$32,686	$101,261	$78,206
Commissions, from FTDI	2,980	2,374	7,072	5,907
Other, from FTDI	1,015	1,024	2,805	2,666

Total revenues	48,871	36,084	111,138	86,779
Costs of fulfillment and processing service	34,990	26,037	79,212	62,290

Gross profit	13,881	10,047	31,926	24,489
Operating expenses:
Marketing and promotions	4,515	3,634	9,885	9,673
Technology development	1,348	1,452	1,009	2,767
General and administrative	4,544	2,986	10,442	8,055

Total operating expenses	10,407	8,072	21,336	20,495

Income from operations	3,474	1,975	10,590	3,994
Interest income	173	376	624	900

Income before income taxes	3,647	2,351	11,214	4,894
Income tax expense	—	—	—	—

Net income	$3,647	$2,351	$11,214	$4,894

Basic earnings per share of common stock	$0.08	$0.05	$0.23	$0.10

Diluted earnings per share of common stock	$0.07	$0.05	$0.23	$0.10

FTD.COM INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended March 31,
	2002	2001
	(In thousands)
Net income	$11,214	$4,894
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Deferred compensation expense	986	981
Depreciation and amortization	113	344
Non-cash settlement of liabilities	(807)	(524)
Changes in assets and liabilities net of effects of acquisition:
Accounts receivable	1	239
Interest receivable	(33)	(85)
Prepaid expenses	114	(500)
Distribution agreements	—	(186)
Other long-term assets	(1)	252
Accounts payable	2,042	(2,026)
Payable to FTDI	2,261	1,161
Unearned revenue	348	101
Other accrued liabilities	307	(127)

Net cash and cash equivalents provided by operating activities	16,545	4,524

Net cash and cash equivalents used in investing activities:
Purchase of certain assets of National Flora, Inc.	(9,060)	—

Purchase of property and equipment	(278)	(277)

Net cash and cash equivalents used in investing activities	(9,338)	(277)

Net cash and cash equivalents used in financing activities:

Change in book overdrafts	(1,150)	—

Net increase in cash and cash equivalents	6,057	4,247
Cash and cash equivalents, beginning of period	25,771	17,961

Cash and cash equivalents, end of period	$31,828	$22,208

FTD.COM INC.

BALANCE SHEETS

(In thousands, except share data)

	March 31, 2002	June 30, 2001
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$31,828	$25,771
Accounts receivable	114	79
Interest receivable	52	82
Prepaid expenses	1,670	112

Total current assets	33,664	26,044

LONG-TERM ASSETS:
Deposits	27	—
Officer notes receivable, including accrued interest of $63 at March 31, 2002	1,152	1,089
Property and equipment, net	335	23
Goodwill and intangible assets, net	7,274	—

Total long-term assets	8,788	1,112

Total assets	$42,452	$27,156

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Book overdrafts	$—	$1,150
Accounts payable	4,891	3,561
Payable to FTDI	4,749	2,488
Unearned revenue	570	222
Other accrued liabilities	1,582	1,275

Total current liabilities	11,792	8,696

STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued and outstanding at March 31, 2002 and June 30, 2001	—	—
Class A common stock, $.01 par value; 250,000,000 shares authorized; 8,224,614 shares issued and outstanding at March 31, 2002 and June 30, 2001	82	82
Class B convertible common stock, $.01 par value; 100,000,000 shares authorized; 40,395,000 shares issued and outstanding at March 31, 2002 and June 30, 2001	404	404
Additional paid-in capital	47,893	47,893
Class A common stock held as treasury stock, at cost; 17,871 shares at March 31, 2002 and June 30, 2001	(115)	(115)
Deferred compensation	(1,469)	(2,455)
Retained deficit	(16,135)	(27,349)

Total stockholders' equity	30,660	18,460

Total liabilities and stockholders' equity	$42,452	$27,156

FTD.COM INC.

OPERATING STATISTICS

(UNAUDITED)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2002	2001	2002		2001
Order data:
Internet orders	575,695	463,035	1,343,960		1,118,689
Phone orders	152,874	73,149	329,203		206,260

Total orders	728,569	536,184	1,673,163		1,324,949

% Internet mix	79%	86%	80%		84%
Customer data:
Total customers, beginning of the period	4,222,226	2,828,588	3,439,113		2,429,533
Total customers, end of the period	4,577,799	3,113,369	4,577,799		3,113,369

Customers added in the period	355,573	284,781	1,138,686	(a)	683,836

(a)
Customers added in the period include the addition of customers related to the National Flora acquisition.

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FTD.COM'S REVENUES GROW 35%
FTD.COM INC. STATEMENTS OF OPERATIONS (UNAUDITED)
FTD.COM INC. STATEMENTS OF CASH FLOWS (UNAUDITED)
FTD.COM INC. BALANCE SHEETS (In thousands, except share data)
FTD.COM INC. OPERATING STATISTICS (UNAUDITED)